Exhibit 99.1

No securities regulatory authority has in any way passed upon the merits of the transactions described in this management information circular.

AYR WELLNESS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
scheduled to be held on June 22, 2023

and

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the “Meeting”) of AYR Wellness Inc. (“AYR”, the “Corporation” or “we”) will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on Thursday, June 22, 2023 at 10:00 a.m. (Eastern time), for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year; and

4.	transacting such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Holders of the Corporation’s limited voting shares are not entitled to vote on the election of directors.

The record date for the determination of registered holders of the Corporation’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and Restricted Voting Shares, “Equity Shares”) and multiple voting shares (“Multiple Voting Shares”, and together with the Equity Shares, “Shares”) entitled to receive notice of, and to vote at, the Meeting is the close of business on May 16, 2023 (the “Record Date”). For registered holders, only holders of Shares (“AYR Shareholders”) whose names are entered in the Corporation’s register of shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the Meeting. Registered AYR Shareholders and duly appointed proxyholders will be able to attend, participate, vote and ask questions at the Meeting.

Beneficial AYR Shareholders (being AYR Shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their own proxy will not be able to vote at the Meeting (as the Corporation does not have any record of beneficial AYR Shareholders). Accordingly, if you are a beneficial AYR Shareholder and wish to vote at the Meeting, you MUST duly appoint yourself as your own proxy pursuant to the instructions in your enclosed voting instruction form.

AYR Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy or voting instruction form, as applicable. If you are a registered AYR Shareholder that is unable to attend the Meeting or if you are a beneficial AYR Shareholder, please complete, date and sign the enclosed form of proxy (registered AYR Shareholders) or voting instruction form (beneficial AYR Shareholders), as applicable, and deal with it as directed. An AYR Shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “AYR proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

Proxies must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario, Canada M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 20, 2023) or any adjournment(s) or postponement(s) thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

If you are a registered AYR Shareholder, contact Odyssey at www.odysseycontact.com for any voting questions you may have.

This notice of annual general meeting of AYR Shareholders is accompanied by the Circular and a form of proxy (for registered AYR Shareholders) or a voting instruction form (for beneficial AYR Shareholders). As an AYR Shareholder, it is very important that you read these documents carefully, as they contain important information and detailed instructions about how to vote your shares and participate in the Meeting.

(ii)

Dated at Miami, Florida on May 18, 2023.

By order of the Board of Directors,

(signed) Jonathan Sandelman

Jonathan Sandelman
Executive Chair

(iii)

INVITATION TO SHAREHOLDERS

Dear Shareholders:

On behalf of the board of directors and management of the Corporation, we are pleased to invite you to attend the annual general meeting of shareholders that will be held this year on Thursday, June 22, 2023 at 10:00 a.m. (Eastern time). The meeting will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9.

The enclosed management information circular describes the business to be conducted at the meeting. Registered AYR Shareholders and duly appointed proxyholders will be able to attend, participate, vote (as applicable) and ask questions at the meeting. Non-registered AYR Shareholders who have not duly appointed themselves as their own proxy will not be able to vote at the Meeting (as the Corporation does not have any record of beneficial AYR Shareholders).

Your participation in the meeting is important to us and we value your input as shareholders. You can vote by attending the meeting and voting, or alternatively, by completing and returning the enclosed form of proxy or voting instruction form.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

(signed) Jonathan Sandelman

Jonathan Sandelman
Executive Chair

Table of Contents

FORWARD-LOOKING STATEMENTS		1

SUMMARY		5

GENERAL PROXY INFORMATION		5

Solicitation of Proxies		5

Appointment of Proxies		7

Voting of Proxies		8

BUSINESS OF THE MEETING		11

1.	PRESENTATION OF FINANCIAL STATEMENTS	11

2.	ELECTION OF DIRECTORS	11

3.	APPOINTMENT OF AUDITORS	17

Auditors’ Fees		17

OTHER BUSINESS		18

COMPENSATION DISCUSSION AND ANALYSIS		18

Overview and Objectives		18

Named Executive Officer and Director Compensation		19

Summary Compensation Table		19

Equity-Based Incentive Awards		20

Exercise of Equity-Based Incentive Awards		20

Director Compensation		21

Long-Term Equity Incentive Awards		22

Equity Incentive Plan		22

Purpose		23

Eligibility		23

Awards		24

General		25

Tax Withholding		26

Employment, Consulting and Management Agreements		26

Compensation Governance		27

Report of CN&CG Committee		28

Determination of Compensation of Executive Officers		28

Pension Plan Benefits		29

STATEMENT OF CORPORATE GOVERNANCE PRACTICES		29

Board		29

(ii)

Directorships	29

Orientation and Continuing Education	30

Ethical Business Conduct	30

Assessments	32

OTHER INFORMATION	32

Schedule “A” – AUDIT COMMITTEE CHARTER	A-1

(iii)

MANAGEMENT INFORMATION CIRCULAR

(All dollar amounts herein are in United States dollars, unless indicated otherwise)

INTRODUCTION

This management information circular (this “Circular”) is furnished in connection with the solicitation by management of AYR Wellness Inc. (“AYR”, the “Corporation” or “we”) of proxies for use at the annual general meeting of shareholders of the Corporation (“AYR Shareholders”) to be held on June 22, 2023 at 10:00 a.m. (Eastern time), or any postponement(s) or adjournment(s) thereof (the “Meeting”), for the purposes set forth in the accompanying notice of the annual general meeting of shareholders (the “Notice of Meeting”).

Unless otherwise noted, references to “AYR” and the “Corporation” refer to AYR Wellness Inc. and its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to U.S. dollars. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding. This Circular is dated May 18, 2023, and all information, unless indicated otherwise, is as at that date.

AYR derives its revenues from the cannabis industry in certain states (“States” and each, a “state”) of the United States of America (“U.S.” or “United States”), which industry is illegal under U.S. federal law. AYR is a vertically integrated multi-State operator in the U.S. cannabis sector. Currently, through its operating companies, AYR is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and is engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace, in the States of Massachusetts, Nevada, Pennsylvania, Florida, New Jersey, Ohio, Illinois and Connecticut.

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this Circular and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

These factors include, but are not limited to, the following:

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

•	the Corporation’s ability to comply with its debt covenants;

•	the Corporation’s ability to secure further equity or debt financing, if required;

•	the Corporation’s ability to service its debt or to amend or refinance its indebtedness and the terms of any such amendment or refinancing;

•	the risk of significant dilution from the issuances of equity or convertible debt securities;

•	the risk of significant pricing pressures, which are often market-specific and can be caused by an oversupply of cannabis in a market and which may be transitory from period to period;

•	risks related to the Corporation’s cash flows from operations;

•	assumptions and expectations described in the Corporation’s critical accounting policies and estimates;

•	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Corporation’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

•	the market for the Corporation’s current and proposed products and services, as well as the Corporation’s ability to capture market share;

•	the benefits and applications of the Corporation’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments, and capital activities;

•	the competitive landscape in which the Corporation operates and the Corporation’s market expertise;

•	the level of demand for cannabis products, including the Corporation’s product and third-party products sold by the Corporation;

•	the Corporation’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Corporation’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Corporation’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate and maintain employees from recent acquisitions;

•	the ability to develop the Corporation’s brands and meet growth objectives;

•	risks related to limited market data and difficulty to forecast results;

•	the concentrated voting control of the Corporation;

•	market volatility and the risks associated with selling of a substantial amount of Equity Shares (as defined in this Circular);

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

•	the risk of natural hazards related to severe and extreme weather and climate events;

•	product liability claims related to the products the Corporation cultivates, produces, and sells;

•	other events or conditions that may occur in the future; and

•	management’s success in anticipating and managing the foregoing factors, as well as the risks described in the Corporation’s annual information form for the financial year ended December 31, 2022 and dated March 9, 2023 (the “2023 AIF”).

No assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon, and the Corporation does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, the ability to comply with its debt covenants and service or refinance its debt, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Corporation’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Corporation’s current and proposed operations. These assumptions, although considered reasonable by the Corporation at the time of preparation, may prove to be incorrect. In addition, the Corporation has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Corporation will remain compliant in the future with all State and local laws, regulations and rules imposed upon it by law. The Corporation’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

Management’s Definition and Reconciliation of Non-U.S. GAAP Measures

Management reports certain non-United States Generally Accepted Accounting Practices (“U.S. GAAP”) measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

The Corporation references non-U.S. GAAP measures, including cannabis industry metrics, in certain of its publicly filed documents, including the 2022 Financial Statements (as defined in this Circular). Non-U.S. GAAP measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of the results of the operations of the Corporation from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Corporation’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of the Corporation include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Corporation believes that these non-U.S. GAAP financial measures provide meaningful supplemental information regarding the Corporation’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Corporation’s operating performances and thus highlight trends in the Corporation’s core businesses that may not otherwise be apparent when solely relying on the U.S. GAAP measures.

Please refer to the Corporation’s management’s discussion and analysis for the year ended December 31, 2022 (the “2022 MD&A”) for a further discussion of the Corporation’s non-U.S. GAAP measures and reconciliations of such measures to their corresponding U.S. GAAP measures.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto contained elsewhere in this Circular and the attached Appendices all of which are important and should be reviewed carefully. All dollar amounts refer to U.S. dollars unless indicated otherwise.

Date, Time and Place of the Meeting

The Meeting is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on Thursday, June 22, 2023 at 10:00 a.m. (Eastern time). Only registered or beneficial AYR Shareholders as at 5:00 pm (Eastern time) on May 16, 2023 will be entitled to receive notice of and vote (as applicable) at the Meeting, or any adjournment(s) or postponement(s) thereof.

Business of the Meeting

The Meeting will be held for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year; and

4.	transacting such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Holders of the Corporation’s limited voting shares are not entitled to vote on the election of directors.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Corporation of proxies to be used at the annual general meeting of shareholders of the Corporation to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario, Canada M5L 1B9 on Thursday, June 22, 2023 (the “Meeting”) from 10:00 a.m. (Eastern time), and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The cost of the solicitation will be borne by the Corporation other than the cost of solicitation of the Objecting Beneficial Shareholders (as defined herein). See the section entitled “Advice to Beneficial AYR Shareholders” below.

A form of proxy is a document that authorizes someone to attend the Meeting and cast your vote(s) for you. If you are a registered holder of the Corporation’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Shares and Restricted Voting Shares, “Equity Shares”) or multiple voting shares (“Multiple Voting Shares”, and together with the Equity Shares, “Shares”), the Corporation has included a form of proxy with this Circular. It should be used to appoint a proxyholder. The contents and the sending of this Circular have been approved by the board of directors of the Corporation (the “Board”).

The Corporation does not intend to pay for intermediaries to forward to Objecting Beneficial Shareholders under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, so in the case of an Objecting Beneficial Shareholder, the Objecting Beneficial Shareholder will not receive the materials unless the Objecting Beneficial Shareholder’s intermediary assumes the cost of delivery.

Voting Shares and Principal AYR Shareholders

The authorized capital of the Corporation consists of an unlimited number of Equity Shares and an unlimited number of Multiple Voting Shares, all without par or nominal value.

As of (i) April 27, 2023, there were 9,708,283 Subordinate Voting Shares, 6,011,797 Restricted Voting Shares and 45,594,411 Limited Voting Shares issued and outstanding, and (ii) May 16, 2023 (the “Record Date) there were 61,315,532 Equity Shares and 3,696,486 Multiple Voting Shares issued and outstanding. Each Equity Share entitles its holder to one vote and each Multiple Voting Share entitles its holder to 25 votes) with respect to the matters voted at the Meeting, other than in connection with the election of directors of the Corporation for the ensuring year, in respect of which the Limited Voting Shares do not have any entitlement to vote. The closing price of the Subordinate Voting Shares on the CSE on May 18, 2023 was C$1.74.

As of the Record Date, there were 5,913,239 Exchangeable Shares (as defined below) and 2,874,058 warrants (each exercisable on a one-for-one basis into Equity Shares) (“Warrants”) of the Corporation issued and outstanding. The Class B common stock (the “Exchangeable Shares”) of CSAC Acquisition Inc. (“CSAC AcquisitionCo”), a subsidiary of AYR, is exchangeable on a one-for-one basis, at the option of the holder, in accordance with their terms and the terms specified in the applicable Exchange Rights Agreement into Equity Shares. The Exchangeable Shares are not entitled to vote at meetings of holders of Shares (collectively, the “AYR Shareholders”).

Holders of Equity Shares and Multiple Voting Shares whose names are registered on the respective lists of shareholders of the Corporation as at the close of business (Toronto time) on the Record Date will be entitled to exercise the voting rights attached to the Equity Shares and Multiple Voting Shares, respectively, in respect of which they are so registered at the Meeting, or any adjournment(s) or postponement(s) thereof, if present or represented by proxy thereat. As of the Record Date, there were (i) an aggregate of 61,315,532 votes attached to the Equity Shares entitled to be voted in respect of the appointment of the auditors of the Corporation for the ensuing year and the Equity Incentive Plan Resolution, and (ii) 92,412,150 votes attached to the Multiple Voting Shares entitled to be voted in respect of all items of business at the Meeting. As of April 27, 2023, there were 9,708,283 votes attached to the Subordinate Voting Shares and 6,011,797 votes attached to the Restricted Voting Shares entitled to be voted in respect of the election of the directors for the ensuing year.

At the Meeting, AYR Shareholders will be asked to consider, and if deemed advisable, approve the matters of business outlined in the Notice of Meeting. Holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

At the holder’s option, the Multiple Voting Shares will be convertible, on a one-for-one basis, into Equity Shares. In addition, the Multiple Voting Shares will be automatically converted, without further act or formality, into Equity Shares on the earliest of (i) May 24, 2024, (ii) the date on which such Multiple Voting Shares are held or controlled by a person who is not a Permitted Holder (as defined in the Corporation’s articles) under the Corporation’s articles, and (iii) the date on which the aggregate number of Multiple Voting Shares issued and outstanding represents less than one-third of the number of Multiple Voting Shares issued and outstanding at the close of business on the first date of issuance, being May 24, 2019.

To the knowledge of the directors and officers of the Corporation, other than as set forth below, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, as at the Record Date (unless otherwise as of a date specified below).

Name of Shareholder	Number and Type of Shares as of the Record Date	Percentage of Class of Outstanding Shares of the Record Date	Percentage of All Outstanding Shares as of the Record Date
Mercer Park CB, L.P. (“Mercer”)(1)	36,218 Equity Shares 3,677,626 Multiple Voting Shares	Approximately 0.06% of all issued and outstanding Equity Shares Approximately 99.49% of all issued and outstanding Multiple Voting Shares	Approximately 5.71% of all issued and outstanding Shares

(1)	Mercer Park CB, L.P., AYR’s former sponsor, is an affiliate of the Corporation. Jonathan Sandelman beneficially owns such securities of AYR, as Mercer is a limited partnership of which Mercer Park CB GP, LLC is the general partner, and which is indirectly controlled by Mr. Sandelman. Mercer may be considered a control person pursuant to applicable Canadian securities laws.

Participation in the Meeting

Registered AYR Shareholders and duly appointed proxyholders who participate in the Meeting will be able to attend the Meeting, ask questions and, as applicable, vote, provided they comply with all of the requirements set out in the sections below entitled “Voting of Proxies”. Beneficial AYR Shareholders who have not duly appointed themselves as their own proxy will not be able to vote at the Meeting (as the Corporation does not have any record of beneficial AYR Shareholders). Accordingly, if you are a beneficial AYR Shareholder and wish to vote at the Meeting, you MUST duly appoint yourself as your own proxy pursuant to the instructions in your enclosed voting instruction form.

Appointment of Proxies

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation (the “AYR proxyholders”). Each AYR Shareholder has the right to appoint a person other than the AYR proxyholders to represent such AYR Shareholder at the Meeting (including beneficial AYR Shareholders who wish to appoint themselves as proxyholder to participate or vote at the Meeting). In order to appoint such other person (a “third party proxyholder”), the AYR Shareholder must submit his, her or its proxy or voting instruction form (as applicable) appointing such third party proxyholder.

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form.

If you are a beneficial shareholder and wish to participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a beneficial shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under the section entitled “Attendance and Participation in the Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company (“Odyssey”), AYR’s transfer agent and registrar. Requests for registration from beneficial AYR Shareholders located in the United States that wish to participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 20, 2023) or any adjournment(s) or postponement(s) thereof.

A proxy will not be valid unless the completed form of proxy is received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario, Canada M5E 1J8) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) or postponement(s) thereof. Proxies delivered after that time will not be accepted. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on any ballot that may be called for, vote (or withhold from voting) the Shares in respect of which they are appointed as proxies in accordance with the instructions of the AYR Shareholders appointing them. If an AYR Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no instructions are given as to how to vote on a particular issue to be decided at the Meeting, or if both choices have been specified by the AYR Shareholder, the Shares will be voted FOR the election of the nominees of the Board as directors and FOR the appointment of Marcum LLP as auditors.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. If any such amendment or other business properly comes before the Meeting, or any postponement(s) or adjournment(s) thereof, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters or business. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting.

Voting of Proxies

AYR Shareholders may vote by proxy before the Meeting or vote at the Meeting, as described below:

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Beneficial AYR Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the Meeting and vote on your behalf.

The AYR proxyholders named in the enclosed form of proxy will vote (or withhold from voting) the Shares in respect of which they are appointed as proxies in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, a proxyholder can vote as he or she sees fit.

You can appoint someone else to be your proxy. This person does not need to be an AYR Shareholder. See the section above entitled “Appointment of Proxies”.

There are two ways for AYR Shareholders to vote by proxy before the Meeting:

(a)	Internet voting – You may vote by logging on to the website indicated on the form of proxy (https://odysseytrust.com/login/ and clicking VOTE). Please follow the website prompts that allow you to vote your Equity Shares and Multiple Voting Shares, as applicable, and confirm that your instructions have been properly recorded.

(b)	Return your form of proxy by mail – You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided.

Proxies, whether submitted through the Internet or by mail as described above, must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario, Canada M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 20, 2023) or any adjournment(s) thereof or postponement(s). Your Shares will be voted in accordance with your instructions as indicated on the proxy. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

2.	Voting at the Meeting

Registered AYR Shareholders may vote at the Meeting by completing a ballot during the Meeting.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

Beneficial AYR Shareholders who have not duly appointed themselves as their proxy will not be able to vote at the Meeting. This is because the Corporation and Odyssey, our transfer agent, do not have a record of the beneficial AYR Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as your proxy. If you are a beneficial AYR Shareholder and wish to vote at the Meeting, you have to appoint yourself as your proxy, by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your intermediary. See the sections entitled “Appointment of Proxies”.

Advice to Beneficial AYR Shareholders

You are a registered AYR Shareholder if your Equity Shares are registered directly in your name with the Corporation’s transfer agent. You may hold your Equity Shares in the form of a physical share certificate or through the direct registration system (DRS) on the records of the Corporation’s transfer agent in electronic form. You are a beneficial shareholder if the Equity Shares you beneficially own are registered either: (i) in the name of an intermediary (or nominee thereof) that you deal with in respect of your Equity Shares, such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency (or nominee thereof) of which the intermediary is a participant. In accordance with NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to beneficial AYR Shareholders. Intermediaries are required to forward such notices to beneficial AYR Shareholders, and often use a service company (such as Broadridge in Canada) for this purpose.

Only registered AYR Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If you receive more than one Notice of Meeting, form of proxy or voting instruction form, it means that you have multiple accounts with brokers or other nominees or with the Corporation’s transfer agent, as applicable, through which you hold Equity Shares. The voting process is different for registered AYR Shareholders and Beneficial AYR Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial AYR Shareholders in order to ensure that their Equity Shares are voted at the Meeting. Please follow the instructions carefully and vote or provide voting instructions for all of the Equity Shares you own. In all cases, Beneficial AYR Shareholders should carefully follow the instructions of their intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial AYR Shareholders in advance of meetings unless the Beneficial AYR Shareholders have waived the right to receive Meeting materials. Management of the Corporation does not intend to pay for an Intermediary to deliver the Meeting Materials to beneficial AYR Shareholders who have objected to their Intermediary disclosing ownership information about them to the Corporation (“Objecting Beneficial Shareholders”). Objecting Beneficial Shareholders will not receive the Meeting Materials unless the Objecting Beneficial Shareholder’s intermediary assumes the costs of delivery.

Revocation of Proxies

If you are a registered AYR Shareholder, you may revoke your proxy by delivering an instrument in writing executed by the shareholder (or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation) to the offices of Odyssey at (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario, Canada M5E 1J8) at any time up to and including the last business day preceding the day of the Meeting (or, if adjourned or postponed, any reconvening thereof), or in any other manner provided by law. Your new instructions will revoke your earlier instructions.

If, as a registered AYR Shareholder, and you have already voted by proxy and you vote again during the Meeting, your vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the Meeting.

If you are a beneficial AYR Shareholder and wish to revoke previously provided voting instructions, you should carefully follow the instructions provided by your intermediary. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the proxy card or voting instruction form to ensure it is given effect at the Meeting.

Voting Deadline

If voting by proxy, your proxy must be received by the transfer agent (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario, Canada M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 20, 2023) or any adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

The Corporation reminds AYR Shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Voting Questions

Registered AYR Shareholders may contact Odyssey, the transfer agent, at www.odysseycontact.com or 1-587-885-0960, for any voting questions.

BUSINESS OF THE MEETING

The Meeting will cover the following items of business:

1.	PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2022, together with the notes thereto and the independent auditor’s report thereon (collectively, the “2022 Financial Statements”), can be found on SEDAR at www.sedar.com under the Corporation’s profile.

2.	ELECTION OF DIRECTORS

The articles of the Corporation provide that the Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors, with the number between such limits to be determined by the Board from time to time. The Board has determined that the Board following the Meeting will consist of five (5) directors. All of the nominees are currently members of the Board and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

The tables found in the section entitled “Nominees for Election” provide the profile of the nominees proposed for election to the Board. Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of AYR securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

The Board recommends that the holders of the Subordinate Voting Shares, Restricted Voting Shares and Multiple Voting Shares vote FOR the election as director of each nominee whose name is set out below.

Unless a proxy specifies that the Shares it represents should be withheld from voting for the election of a particular nominee as director, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR such election.

Nominees for Election

Jonathan Sandelman	Executive Chairman and Director

Jonathan (Jon) Sandelman is the Chief Executive Officer of Mercer Park, L.P., the parent of Mercer, AYR’s former sponsor. Prior to this role, he was Chief Executive Officer and Chief Investment Officer of Sandelman Partners, LP. Previously, he was the President of Bank of America Securities and former Head of Debt and Equities at Banc of America Securities. While at Banc of America Securities, he served as a member of the company’s Operating Committee, Banc of America Securities Leadership Committee and The Global Corporate and Investment Banking Compensation Committee. As Head of Debt and Equities, Mr. Sandelman was responsible for all of market risk and the strategic direction of the firm’s trading, distribution and new products development efforts. He oversaw the firm’s capital markets function in coordination with the head of banking. Mr. Sandelman began his career with Banc of America Securities in 1998 as head of the Equity Financial Products business, and he became head of Equities in 2002. He was appointed President of Banc of America Securities in early 2004. Prior to joining Banc of America, he was deputy head of Global Equities and Managing Director of equity derivatives and proprietary trading at Salomon Brothers and a member of the firm’s Risk Management Committee and Compensation Committee. Mr. Sandelman has been honored with Risk Magazine’s prestigious “Derivative Superstar” award and Derivative Magazine’s “Derivative Person of the Year.” Mr. Sandelman earned a Bachelor of Science (BS) from Adelphi University and earned a law degree (Juris Doctor) from Cardozo School of Law.

Age: 65	Board/Committee Membership	Attendance[1]		Other Public Board Memberships
Residence: New York, NY	Board	4/4	100%	Entity	Since

Not Independent	Acquisition Committee	0/0	N/A	N/A

Director since: September 25, 2017

	Value of Total Compensation Received as a Director for the Year Ended December 31, 2022 (excluding equity-based incentive awards): Nil.

Securities Held as of the Record Date2 3

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)
504,934 Equity Shares	C$676,611.56	1,000,716 RSUs	C$1,340,959.44	2,874,058
3,677,626 Multiple Voting Shares	C$4,928,018.84[4]

Charles Miles	Director

Charles (Charlie) Miles brings a wealth of experience and knowledge from a successful career investing and trading across multiple asset classes. Most recently he was Managing Director at Recapture Partners, a venture capital firm focused on early stage Fintech. Before he joined Recapture, Charlie was an equity options trader at Bloomberg LLP. Prior to his tenure at Bloomberg, he was a volatility arbitrage hedge fund portfolio manager and Managing Director at Deutsche Bank. He also was a portfolio manager at Del Mar Asset Management, and started his own hedge fund, Claris Capital Management. He began his career at Salomon Brothers, where he was involved in equity research, quantitative portfolio management and equity derivatives sales and management. As a Managing Director at Salomon Brothers and Citibank, he ran one of the most successful equity derivatives sales teams on Wall Street during a time of unprecedented growth in the product. Mr. Miles received his Bachelor of Arts in Economics and Political Science from Middlebury College.

1 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

2 The securities attributed to Mr. Sandelman in the following table include securities held by Mercer, over which Mr. Sandelman exercises direction or control.

3 Market values of securities held calculated as of the Record Date.

4 The share price of the Subordinate Voting Shares was used to calculate the market value of the Multiple Voting Shares.

Age: 62	Board/Committee Membership	Attendance[5]		Other Public Board Memberships
Residence: New York, NY	Board	4/4	100%	Entity	Since
Independent	Audit Committee	4/4	100%	N/A
Director since: September 25, 2017	Compensation, Nominating and Corporate Governance Committee	4/4	100%
	Acquisition Committee	0/0	N/A

	Value of Total Compensation Received as a Director for the Year Ended December 31, 2022 (excluding equity-based incentive awards): $260,000.

Securities Held as of the Record Date6

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)
219,763 Equity Shares	C$294,482.42	9,164 RSUs	C$12,279.76	Nil
9,430 Multiple Voting Shares	C$12,636.20

Glenn Isaacson	Director

Glenn is currently President for Bradford Allen New York, where he leads brokerage services for the region. Prior to joining the firm, Glenn served in executive roles at Cushman & Wakefield (Vice Chairman for the New York brokerage group), CBRE (Executive Vice President for the Midtown Manhattan office), and Newmark & Company (Executive Director), where he was responsible for an agency portfolio of approximately 7 million square feet. Glenn has worked in commercial real estate for nearly 40 years and divides his time equally with non-profit and for-profit companies. Glenn joined the board of amfAR, the American Foundation for AIDS Research, in October 2019. He graduated from Florida Southern College with a B.S. in Finance and a minor in economics.

5 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

6 Market values of securities held calculated as of the Record Date.

Age: 64	Board/Committee Membership	Attendance[7]		Other Public Board Memberships
Residence: New York, NY	Board	4/4	100%	N/A
Independent	Audit Committee	4/4	100%
Director since: August 25, 2020	Compensation, Nominating and Corporation Governance Committee	4/4	100%

	Value of Total Compensation Received as a Director for the Year Ended December 31, 2022 (excluding equity-based incentive awards): $150,000.

Securities Held as of the Record Date8

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)
21,663 Equity Shares	C$29,028.42	6,414 RSUs	C$8,594.76	Nil

Louis F. Karger	Director
Louis F. Karger is the sole Manager and founder of Panther Residential Investments LLC and Panther Residential Management LLC. Both companies focus on the acquisition, development, management and sale of multi-family apartment properties in the Southeast United States. Panther Residential Investments LLC also serves as the Manager of many affiliated real estate entities (collectively with Panther Residential Investments LLC and Panther Residential Management LLC, the “PRM Group Companies”). Mr. Karger is responsible for the overall direction, vision and leadership of the PRM Group Companies with a focus on investment strategies, capital and debt financings, and determining new development objectives. In addition, he oversees the PRM Group Companies’ day-to-day operations and the execution of its overall business, management and development strategy. To date, the PRM Group Companies has acquired over 9,000 residential apartment units with a total transaction value of over $2 billion. Mr. Karger is also a Director and the Treasurer of Sira Naturals, Inc. (“Sira”) and is a co-founder of (i) Compass Realty Associates, LLC, a private equity real estate firm that owns and manages approximately one million square feet of property throughout the New England region, and (ii) Compass Realty Partners, LLC, a $72 million real estate investment fund. Mr. Karger holds a Bachelor of Science degree from the Boston University School of Hospitality Administration.

7 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

8 Market values of securities held calculated as of the Record Date.

Age: 51	Board/Committee Membership	Attendance[9]		Other Public Board Memberships
Residence: Needham, MA	Board	4/4	100%	N/A
Not Independent
Director since May 24, 2019

	Value of Total Compensation Received as a Director for the Year Ended December 31, 2022 (excluding equity-based incentive awards): $50,000.

Securities Held as of the Record Date10

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)
20,934 Equity Shares[11]	C$28,051.56	6,414 RSUs	C$8,594.76	Nil

Joyce Johnson	Director
Joyce Johnson has forged a successful career as an investor and operator over the past 30+ years, with a keen eye towards responsibly driving shareholder value. She currently sits on the Board of Directors for New Lake Capital Partners, a provider of real estate capital to state-licensed US cannabis operators, SportsTek, a SPAC built around investment opportunities that focus on the intersection of sports, technology and health, and is the Chairwoman of the Board and Chief Investment Officer for Pacific Gate Capital Management, a value-oriented investment manager focused on U.S. private credit investments. Joyce previously served as Senior Managing Director and Partner and Relatively Capital from 2008 to 2019 and as a Managing Director at Cerberus Capital Management from 1993 to 2002, in addition to Vice President roles at ING Bank and Citicorp. Ms. Johnson is a Henry Crown Fellow of the Aspen Institute and is committed to serving her community as member of the boards of Hope Chicago, the Chicago Counsel for Global Affairs, and the Chicago Sinfonietta, and serves as the Chairwoman Emeritus of the DuSable Museum of African American History. She received her BS in Finance from the University of Denver.

Age: 56	Board/Committee Membership	Attendance[12]		Other Public Board Memberships
Residence: Chicago, IL	Board	4/4	100%	Entity	Since
Independent				SportsTek Acquisition Corp.	February 2021
Director since: January 20, 2022	Audit Committee	4/4	100%	NewLake Capital Partners Inc.	July 2021

	Value of Total Compensation Received as a Director for the Year Ended December 31, 2022 (excluding equity-based incentive awards): $100,000.

9 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

10 Market values of securities held calculated as of the Record Date.

11 Mr. Karger also indirectly owns 275,979 Exchangeable Shares held through Green Partners Investor LLC and Green Partners Sponsor I, LLC.

12 Ms. Johnson was appointed to the Board and the Audit Committee on January 20, 2022. Accordingly, the information provided below in respect of Joyce Johnson is provided from January 20, 2022 to the date hereof.

Securities Held as of the Record Date13

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the-Money Awards (#)	Value of Vested In-the-Money Awards (C$)	Warrants (#)
3,537 Equity Shares	C$4,739.58	Nil	Nil	Nil

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation and based upon information provided by the proposed director nominees, none of the Corporation’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while such person was acting in that capacity (or within a year of that person ceasing to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), (i) was subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, transaction or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation and based upon information provided by the proposed director nominees, except for the following, none of the Corporation’s proposed director nominees has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director nominee.

Conflicts of Interest

To the best of the Corporation’s knowledge, other than as disclosed below and elsewhere in this Circular, there are no known existing or potential material conflicts of interest among the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation as a result of their outside business interests except that: (i) certain of the Corporation’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies, and (ii) certain of the Corporation’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Corporation or act as a customer of, or supplier to, the Corporation. The BCBCA requires, among other things, that the directors and executive officers of the Corporation act honestly and in good faith with a view to the best interest of the Corporation, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Corporation and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

13 Market values of securities held calculated as of the Record Date.

Certain of the directors of the Corporation are formerly vendors of certain of the Corporation’s businesses, namely Louis Karger for Sira, and so while it is possible that a dispute may arise pursuant to the respective definitive agreement in connection with such acquisition, there are no current material disputes or claims.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for its directors, officers and the Corporation. The current policies have an aggregate limit of $10,000,000 for the term May 24, 2023 to May 24, 2024. Protection is provided to directors and officers with no deductible for any actual or alleged neglect, misstatement, errors, omissions, or other wrongful acts during the course of their duties or capacity as such. Under the insurance coverage, the Corporation is not reimbursed for payments which it is required or permitted to make to its directors and officers for indemnification of securities and non-securities related claims.

3.	APPOINTMENT OF AUDITORS

At the Meeting, AYR Shareholders will be asked to appoint Marcum LLP (“Marcum”) to hold office as the Corporation’s auditor until the close of the next annual meeting of shareholders and to authorize the Board to fix the auditor’s remuneration. Marcum has served as the auditor of the Corporation (including its predecessor) since August 16, 2021.

The Board recommends that you vote FOR the appointment of Marcum as auditor and the authorization of the Board to fix the auditor’s remuneration.

Unless a proxy specifies that the Shares it represents should be withheld from voting for the appointment of the auditor, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR the appointment of Marcum as auditor of the Corporation and authorizing the Board to fix the auditor’s remuneration.

Auditors’ Fees

During the fiscal periods ended December 31, 2022, and December 31, 2021, the Company paid the following fees to the Company’s external auditors, MNP LLP (until August 16, 2021) and Marcum LLP, for the following fee categories:

Fee Category	Fiscal Period 2022 ($)	Fiscal Period 2021 ($)
Audit Fees to MNP LLP	N/A	$334,073
Audit Fees to Marcum LLP	$410,000	$77,250
Audit-Related Fees to MNP LLP	N/A	$314,177
Audit-Related Fees to Marcum LLP	N/A	N/A
Tax Services Fees to MNP LLP	N/A	$9,213
Tax Services Fees to Marcum LLP	N/A	N/A
Other Fees to MNP LLP	N/A	N/A
Other Fees to Marcum LLP	$72,000	N/A
TOTAL	$482,000	$734,713

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on the same in accordance with their best judgment of such matters.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Objectives

An issuer’s “named executive officers” are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and up to its three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), whose total compensation for the financial year ended December 31, 2022 was, individually, more than C$150,000, as determined in accordance with applicable securities regulations (collectively, the “Named Executive Officers” or “NEOs”). The Named Executive Officers of the Corporation for the financial year ended December 31, 2022 were Jonathan Sandelman as President, Chief Executive Officer and Corporate Secretary (Mr. Sandelman transitioned to the role of Executive Chair as of February 13, 2023), Brad Asher as Chief Financial Officer, Jennifer Drake as Chief Operating Officer or Co-Chief Operating Officer (Ms. Drake departed her role effective as of April 4, 2023 on mutually agreed terms) and Jamie Mendola as Head of Strategy and M&A (Mr. Mendola transitioned to the role of Chief Business Development Officer / National Head of Wholesale and Purchasing / GM Western Region as of March 15, 2023. The Corporation had no consulting agreements with any of its directors or NEOs for the financial year ended December 31, 2022. Mercer Park, L.P., an affiliate of Mr. Sandelman, entered into a management agreement with the Corporation on May 24, 2019 (the “Management Agreement”) to provide consulting and management advisory services to the Corporation. See “Compensation Discussion and Analysis – Employment, Consulting and Management Agreements”.

The primary objectives of the Corporation’s compensation strategy are (i) to provide fair compensation to the Corporation’s executive officers, in light of their qualifications, experience and duties with the Corporation and compensation received by their industry peers, (ii) to provide incentive to executive officers to sustain and improve corporate performance, and (iii) generally to seek to align the interests of the executive officers and senior employees with those of the Corporation’s securityholders. The strategy is also intended to seek to ensure that the Corporation has in place programs to attract, retain and develop management of a high caliber and provide a process for the orderly succession of management.

The process for determining executive compensation is as follows. Compensation is discussed and awarded by the Board without reference to any specific pre-determined goals, benchmarks, peer groups or other criteria. As the Corporation’s Chief Executive Officer is a member of the Board, executive officers have a degree of input into compensation issues considered by the Board. The primary goal in making specific compensation awards is to reward performance, both individually and at the corporate level, and to provide incentive for future performance.

The Corporation’s executive compensation has two primary components: (i) cash compensation; and (ii) equity-based incentive awards. Each of the Corporation’s Named Executive Officers receive cash compensation, which is determined by the Board. The primary goal in setting cash compensation is to provide sufficient compensation to motivate the recipient to continue with the Corporation. Otherwise, cash compensation is determined primarily on an ad hoc basis for both incumbent executive officers and new hires. The amounts paid to Named Executive Officers for the years ended December 31, 2022, 2021 and 2020 as disclosed in the Summary Compensation Table below, were considered appropriate in meeting the Corporation’s compensation objectives for the year. It is anticipated that the Corporation’s future compensation awards will continue to be influenced by the objectives of the Corporation to reward performance and provide incentive, as set forth in the foregoing. Perquisites and personal benefits are not a significant element of compensation of the NEOs.

Equity-based incentive awards are granted by the Board on an ad hoc basis and are weighted more towards the incentive element of the Corporation’s compensation strategy. The Corporation considers the use of equity-based incentive awards to be significant in attracting, motivating and retaining employees at all levels. The Corporation has adopted a formal equity incentive plan (the “Equity Incentive Plan”) under which specific grants of awards are made. In making specific grants to individuals, a number of factors are considered including, but not limited to (i) the number of awards already held by the individual, (ii) a fair balance between the number of awards held by the individual and the other executives and employees of the Corporation, in light of their respective duties and responsibilities, and (iii) the value of the awards as a component of the individual’s overall compensation package. Total grants are also limited by the number of awards available from time to time under the Equity Incentive Plan and any other security-based compensation arrangements of the Corporation or any of its subsidiaries. Equity-based incentive awards granted to a specific director are not voted on by that director.

Named Executive Officer and Director Compensation

Summary Compensation Table

The following table and notes thereto provide a summary of the compensation paid to the NEOs and directors of the Corporation for the financial years ended December 31, 2022, 2021 and 2020.

Table of Compensation Excluding Equity-Based Incentive Awards
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jonathan Sandelman[14] Executive Chair	2022	$1,200,000	N/A	N/A	N/A	N/A	$1,200,000
	2021	$586,458	$1,200,000	N/A	N/A	N/A	$1,786,458
	2020	$425,000	$425,000	N/A	N/A	N/A	$850,000
David Goubert President and Chief Executive Officer	2022	$112,501	$200,000[15]	N/A	N/A	N/A	$312,501
	2021	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Brad Asher Chief Financial Officer	2022	$650,000	N/A	N/A	N/A	N/A	$650,000
	2021	$333,333	$650,000	N/A	N/A	N/A	$983,333
	2020	$250,000	$250,000	N/A	N/A	N/A	$500,000
Jennifer Drake[16] Former Chief Operating Officer	2022	$650,000	N/A	N/A	N/A	N/A	$650,000
	2021	$432,292	$650,000	N/A	N/A	N/A	$1,082,292
	2020	$375,000	$375,000	N/A	N/A	N/A	$750,000
Jamie Mendola Chief Business Development Officer / National Head of Wholesale and Purchasing / GM Western Region	2022	$650,000	N/A	N/A	N/A	N/A	$650,000
	2021	$412,500	$650,000	N/A	N/A	N/A	$1,062,500
	2020	$350,000	$350,000	N/A	N/A	N/A	$700,000
Charles Miles Director	2022	N/A	N/A	$260,000	N/A	N/A	N/A
	2021	N/A	N/A	$108,500	N/A	N/A	$108,500
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Chris R. Burggraeve Director	2022	N/A	N/A	$100,000	N/A	N/A	N/A
	2021	N/A	N/A	$62,500	N/A	N/A	$62,500
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Louis F. Karger Director	2022	N/A	N/A	$50,000	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Glenn Isaacson Director	2022	N/A	N/A	$150,000	N/A	N/A	N/A
	2021	N/A	N/A	$47,388	N/A	N/A	$47,388
	2020	N/A	N/A	N/A	N/A	N/A	N/A
William Pfeiffer Director	2022	N/A	N/A	$50,000	N/A	N/A	N/A
	2021	N/A	N/A	$39,250	N/A	N/A	$39,250
	2020	N/A	N/A	N/A	N/A	N/A	N/A
Joyce Johnson Director	2022	N/A	N/A	$100,000	N/A	N/A	N/A
	2021	N/A	N/A	$39,250	N/A	N/A	$39,250
	2020	N/A	N/A	N/A	N/A	N/A	N/A

14 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

15 Mr. Goubert’s $200,000 bonus in 2022 was in respect of a one-time signing bonus.

16 Ms. Drake departed her role as Co-Chief Operating Officer of the Corporation, effective as of April 4, 2023, on mutually agreed terms.

Equity-Based Incentive Awards

The following table and notes thereto provide a summary of the equity-based incentive awards outstanding for the NEOs and directors of the Corporation for the financial years ended December 31, 2022, 2021 and 2020.

Equity-Based Incentive Awards
Name and position	Year	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Jonathan Sandelman[17] Executive Chair	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	1,044,000	1/4/2021	N/A	C$31.87	C$19.14	N/A
		RSU (Time-Based)	845,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
		RSU (Performance-Based)	250,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
	2020	N/A	Nil	N/A	N/A	N/A	N/A	N/A
David Goubert President and Chief Executive Officer	2022	RSU (Time-Based)	461,538	11/1/2022	N/A	$C3.82	C$1.20	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Brad Asher Chief Financial Officer	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	640,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
	2021	RSU (Performance-Based)	250,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
	2020	RSU	125,000	5/24/2020	Nil	C$11.75	C$30.25	N/A
Jennifer Drake[18] Former Chief Operating Officer	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	188,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
	2021	RSU (Performance-Based)	250,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jamie Mendola Chief Business Development Officer / National Head of Wholesale and Purchasing / GM Western Region	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	640,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
		RSU (Performance-Based)	250,000	12/1/2021	N/A	C$19.94	C$19.14	N/A
	2020	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Charles Miles Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$27.70	C$19.14	N/A
	2020	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Chris R. Burggraeve Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$27.70	C$19.14	N/A
	2020	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Louis F. Karger Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$27.70	C$19.14	N/A
	2020	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Glenn Isaacson Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$27.70	C$19.14	N/A
	2020	N/A	Nil	N/A	N/A	N/A	N/A	N/A
William Pfeiffer Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$27.70	C$19.14	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Joyce Johnson Director	2022	RSU (Time-Based)	7,017	2/1/2022	N/A	C$14.25	C$1.20	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Exercise of Equity-Based Incentive Awards

The following table and notes thereto provides a summary of each exercise by a NEO or director of equity-based incentive awards during the financial year ended December 31, 2022.

17 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

18 Ms. Drake departed her role as Chief Operating Officer of the Corporation, effective as of April 4, 2023, on mutually agreed terms.

Exercise of Equity-Based Incentive Awards by NEOs and Directors
Name and position	Year	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Jonathan Sandelman[19] Executive Chair	2022	RSU (Time-Based)	522,000	N/A	1/4/2022	C$19.31	N/A	C$10,079,820
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
David Goubert President and Chief Executive Officer	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Brad Asher Chief Financial Officer	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jennifer Drake Former Chief Operating Officer	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jamie Mendola Chief Business Development Officer / National Head of Wholesale and Purchasing / GM Western Region	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charles Miles Director	2022	RSU (Time-Based)	6,414	N/A	12/1/2022	C$3.94	N/A	C$25,271.16
		RSU (Time-Based)	1,375	N/A	5/24/2022	C$8.15	N/A	C$11,206.25
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris R. Burggraeve Director	2022	RSU (Time-Based)	6,414	N/A	12/1/2022	C$3.94	N/A	C$25,271.16
		RSU (Time-Based)	1,375	N/A	5/24/2022	C$8.15	N/A	C$11,206.25
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Louis F. Karger Director	2022	RSU (Time-Based)	6,414	N/A	12/1/2022	C$3.94	N/A	C$25,271.16
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Glenn Isaacson Director	2022	RSU (Time-Based)	6,414	N/A	12/1/2022	C$3.94	N/A	C$25,271.16
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Pfeiffer Director	2022	RSU (Time-Based)	6,414	N/A	12/1/2022	C$3.94	N/A	C$25,271.16
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Joyce Johnson Director	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Director Compensation

Independent directors may be compensated by director’s fees in cash if approved by the Board and management of the Corporation. The granting of equity-based incentive awards provides a link between director compensation and the price of the Equity Shares. Equity-based incentive awards may be awarded to independent directors when they are first elected by shareholders or appointed by the Board and periodically thereafter. Mr. Sandelman is not compensated for his membership on the Board.

19 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

In making a determination as to whether a grant of equity-based incentive awards is appropriate, and if so, the number of awards that should be granted, the Board as a whole gives consideration to: (i) the number and terms of outstanding equity-based incentive awards held by the director; (ii) current and expected future contributions of the director; (iii) the potential dilution to shareholders and the cost to the Corporation; (iv) general industry standards; and (v) the limits imposed by the terms of the Equity Incentive Plan. The Corporation currently considers the granting of equity-based incentive awards to be the best method of compensating independent directors as it allows the Corporation to reward each director’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury (subject to any required withholding tax payments). Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the Corporation’s securityholders. The Corporation has obtained customary director and officer insurance and has entered into indemnification agreements with its directors pursuant to which the Corporation has agreed to indemnify its directors to the extent permitted by applicable law.

Beginning in October 2021, the Board approved the following compensation program for non-employee directors, with all elements to be paid in quarterly installments:

•	$50,000 annual cash retainer;

•	Discretionary annual award of RSUs of up to $100,000, vesting on first anniversary of the grant;

•	$50,000 additional annual cash retainer to each member of the audit committee (the “Audit Committee”);

•	$50,000 additional annual cash retainer to each member of the compensation, nominating and corporate governance committee (the “CN&CG Committee”);

•	$10,000 additional annual cash retainer to each member of the acquisition committee (the “Acquisition Committee”); and

•	$50,000 additional annual cash retainer to the chair of each of the Audit Committee, the CN&CG Committee and the Acquisition Committee.

Long-Term Equity Incentive Awards

The EOEA (as defined below) provides that, subject to the Board’s approval, the executive officer is eligible to receive annual equity-based incentive awards. On December 1, 2021 certain executive officers were granted restricted stock units, approved by the CN&CG Committee and the Executive Committee of the Board of Directors. The grants included time-vested and performance-based RSU’s. The time-vested RSUs vest in four equal annual installments, subject to continued employment over the four-year period. The performance based RSUs are subject to achievement of specific corporate performance goals established by the CN&CG and certified by the Board:

•	Adjusted EBITDA-Vested RSUs – the executive officer will become vested on the date that is 30 days after the Board certifies that the Corporation’s Adjusted EBITDA, as disclosed in the management discussion and analysis portion of the Corporation’s public securities filings, is at least $450,000,000 for any four consecutive fiscal quarters (the “Adjusted EBITDA Performance Goal”) during the Corporation’s 2022 through 2025 fiscal year (the “Performance Period”). If the Adjusted EBITDA Performance Goal is not achieved during the Performance Period, the Adjusted EBITDA-Vested RSUs will be forfeited at the end of the Performance Period.

•	Value-Vested RSUs – the executive officer will become vested on the date that is 30 days after the Corporation’s shares are traded, at any time during the Performance Period, at $50 per share or higher on the principal securities exchange on which the Corporation’s shares are publicly traded (the “Value Performance Goal”). If the Value Performance Goal is not achieved during the Performance Period, the Value-Vested RSUs will be forfeited at the end of the Performance Period.

Equity Incentive Plan

The Equity Incentive Plan received approval from the Corporation’s directors on December 10, 2018, was ratified by the Corporation’s shareholders on March 18, 2019 and was amended and restated on May 2, 2021. The AYR Shareholders ratified the amended and restated Equity Incentive Plan at the annual and special meeting of shareholders of the Corporation held on June 23, 2022. All capitalized terms used in this section that are not otherwise defined have the meanings ascribed to them in the Equity Incentive Plan.

Purpose

The purpose of the Equity Incentive Plan is to enable the Corporation and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Corporation, (ii) offer such persons incentives to put forth maximum efforts for the success of the Corporation’s business, (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and the Corporation’s securityholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock units (“RSUs”), (iii) performance compensation awards, and (iv) unrestricted stock bonuses or purchases, which are referred to herein collectively as “Awards”, all as more fully described below.

The Board has the power to manage the Equity Incentive Plan and may delegate such power at its discretion to any other committee of the Board, including the CN&CG Committee.

Eligibility

Any non-employee director of the Corporation or any employee, officer, consultant, independent contractor or advisor providing services to the Corporation or any affiliate of the Corporation, or any such person to whom an offer of employment or engagement with the Corporation or any affiliate is extended, are eligible to participate in the Equity Incentive Plan if selected by the Board (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual is be entitled to receive under the Equity Incentive Plan, is be determined by the Board based on its judgment as to the best interests of the Corporation and its securityholders.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan and any other Security Based Compensation Arrangements (as defined in the rules and policies of the Canadian Stock Exchange (the “CSE”) in effect from time to time) shall not exceed 12% of the total number of Fully-Diluted Shares issued and outstanding from time to time. For the purposes hereunder, “Fully-Diluted Shares” means the aggregate Equity Shares and Multiple Voting Shares issued and outstanding, including: (i) the Equity Shares issuable on exchange of the Exchangeable Shares; and (ii) the Equity Shares issuable on exchange of the Warrants (excluding in respect of the cashless exercise feature thereof and provided such Warrants are not determined to be “out of the money” by the Board as at the date of grant of the applicable Award(s)); but shall exclude the Equity Shares issuable pursuant to Awards granted thereunder and pursuant to any restricted Exchangeable Shares (or Equity Shares issuable upon the exchange thereof) awarded by CSAC AcquisitionCo.

To the extent that section 2.25 of National Instrument 45-106 – Prospectus Exemptions applies to an Award or to the issuance of Equity Shares pursuant thereto: (i) after a grant, the number of Equity Shares, calculated on a fully-diluted basis, reserved for issuance under Options granted to (A) any one Related Person (as defined under the Equity Incentive Plan) shall not exceed 5% of the total number of Equity Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Equity Shares that are outstanding at the time of the grant; and (ii) after a grant, the number of Equity Shares, calculated on a fully-diluted basis, issued within any 12 months to (A) any one Related Person and the Associates (as defined under the Equity Incentive Plan) of such Related Person shall not exceed 5% of the total number of Equity Shares that are outstanding at of the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Equity Shares that are outstanding at the time of the grant.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to the Corporation’s non-executive directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Corporation’s non-executive directors, as a whole, as compensation within any one-year period, may not exceed 1% of the total number of Fully-Diluted Shares at the time of grant, subject to adjustment in the Equity Incentive Plan. The Board will not grant Options to any one non-executive director in which the aggregate fair market value (determined as of the time the Options are granted) of such Options during any calendar year (under the Equity Incentive Plan and all other plans of the Corporation and its affiliates) shall exceed $100,000, or will not grant Awards in which the aggregate fair market value (determined as of the time the Awards are granted) of the Equity Shares in respect to which the Awards are exercisable by such non-executive director during any calendar year (under the Equity Incentive Plan and all other plans of the Corporation and its affiliates) shall exceed C$150,000.

Any shares subject to an Award under the Equity Incentive Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan. Financial assistance or support agreements may be provided by the Corporation or any related entity to Participants in connection with grants under the Equity Incentive Plan, including full, partial or non-recourse loans if approved by the Board (with interested persons abstaining, if applicable).

In the event of any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Equity Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Equity Shares or other securities of the Corporation, issuance of Warrants or other rights to acquire Equity Shares or other securities of the Corporation, or other similar corporate transaction or event which affects the Equity Shares or unusual or nonrecurring events affecting the Corporation or the financial statements of the Corporation, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may, subject to any required regulatory or Canadian Securities Exchange approvals, make such adjustment which it deems appropriate in its discretion in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, to (i) the number and kind of Equity Shares (or other securities or other property) that may thereafter be issued in connection with Awards, (ii) the number and kind of Equity Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in the Equity Incentive Plan.

CSAC AcquisitionCo has also established an equity plan through which awards of restricted Exchangeable Shares may be granted to service providers to CSAC AcquisitionCo and their affiliates (the “CSAC AcquisitionCo Plan”). To the extent any awards of restricted Exchangeable Shares are granted by CSAC AcquisitionCo under the CSAC AcquisitionCo Plan or any other such equity plan(s), the number of restricted Exchangeable Shares granted by CSAC AcquisitionCo will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under a CSAC AcquisitionCo equity plan are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient, any such Exchangeable Shares that are forfeited, cancelled, used or withheld will not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

Awards

Options

The Board is authorized to grant Options to purchase Equity Shares that are either ISOs (meaning they are intended to satisfy the requirements of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), or NQSOs (meaning they are not intended to satisfy the requirements of Section 422 of the Code). Options granted under the Equity Incentive Plan are subject to the terms and conditions established by the Board. Options granted under the Equity Incentive Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate.

RSUs

RSUs are granted in reference to a specified number of Equity Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board or after a period of continued service with the Corporation or its affiliates or any combination of the above as set forth in the applicable award agreement, one Equity Share for each such Equity Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Equity Shares in lieu of delivering only Equity Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of employment or service with the Corporation, the unvested portion of the RSUs will be forfeited and re-acquired by the Corporation for cancellation at no cost.

Unrestricted Stock Bonuses or Purchases

The Board is authorized to grant unrestricted Equity Shares as consideration for services rendered to the Corporation or an affiliate in the prior calendar year, or may offer a Participant the opportunity to purchase unrestricted Equity Shares for cash consideration equal to the fair market value of the unrestricted Equity Shares.

Dividend Equivalents

The Board is authorized to grant dividend equivalents, under which the holder shall be entitled to receive payments (in cash, Equity Shares, other securities or other property, as determined by the Board) equivalent to the amount of cash dividends paid by the Corporation to holders of Equity Shares with respect to a number of Equity Shares determined by the Board. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, such dividend equivalents may have such terms and conditions as the Board shall determine. Notwithstanding the foregoing, (i) the Board may not grant dividend equivalents to Participants in connection with grants of Options or other Awards, the value of which is based solely on an increase in the value of the Equity Shares after the date of grant of such Award, and (ii) dividend and dividend equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

Restricted Exchangeable Shares

Any restricted Exchangeable Shares awarded under the CSAC AcquisitionCo Plan or any other such equity plan(s) will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares so awarded are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

General

The maximum term of the Awards to be granted under the Equity Incentive Plan is 10 years.

The Board may impose restrictions on the vesting, exercise or payment of an Award as it determines appropriate. Generally, no Awards (other than fully vested and unrestricted Equity Shares issued pursuant to any Award) granted under the Equity Incentive Plan shall be transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Equity Shares covered by Options or RSUs, unless and until such Awards are settled in Equity Shares.

No Option is exercisable, no Equity Shares may be issued, no certificates, registration statements or electronic positions for Equity Shares may be delivered and no payment may be made under the Equity Incentive Plan except in compliance with all applicable laws and CSE and any other regulatory requirements.

The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to any applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, including the CSE, and (ii) subject to the following paragraph, no such amendment or termination may materially and adversely alter or impair the Awards then outstanding without the Award holder’s written consent. The Board may, without prior approval of shareholders, correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Equity Incentive Plan. The Equity Incentive Plan also provides for the issuance of Equity Shares in lieu of bonuses.

In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Equity Shares or other securities of the Corporation or any other similar corporate transaction or event involving the change of control of the Corporation (or if the Corporation shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the Equity Incentive Plan, as it deems appropriate, as further described in the Equity Incentive Plan. Notwithstanding the foregoing, upon a corporate transaction or event involving the change of control of the Corporation, all securities granted pursuant to the Equity Incentive Plan shall immediately vest.

Awards granted to U.S. persons under the Equity Incentive Plan will not be registered under the U.S. Securities Act of 1933, as amended, and will be issued under an exemption from registration therefrom. Such securities may be subject to transfer restrictions and a holding period imposed by applicable U.S. securities laws.

Tax Withholding

The Corporation may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other tax obligations, which are the sole and absolute responsibility of the Participant, are withheld or collected from such Participant.

Employment, Consulting and Management Agreements

The Corporation has entered into employment agreements dated October 15, 2021 (effective as of January 1, 2022), with executive officers of the Corporation including Jonathan Sandelman as President, Chief Executive Officer and Corporate Secretary (Mr. Sandelman transitioned to the role of Executive Chair as of February 13, 2023), Brad Asher as Chief Financial Officer, and Jamie Mendola as Head of Strategy and M&A (Mr. Mendola transitioned to the role of Chief Business Development Officer / National Head of Wholesale and Purchasing / GM Western Region as of March 15, 2023 (the “EOEA”). A summary of the EOEA is set forth below.

The initial term of the EOEA aligns with the vesting period of the Corporation’s equity-based incentive awards which is a period of four (4) years, after which the term of employment will automatically renew for successive two (2) year terms, unless either the Corporation or the executive provides notice of non-renewal to the other party at least 90 days prior to the expiration of the then-current term. Under the EOEA, the executive officers are entitled to receive a base salary of $650,000 per year, with the exception of the CEO who is entitled to receive a base salary of $1,200,000 per year. The executive officers are eligible to earn an annual cash bonus based on achievement of target performance goals established by the CN&CG Committee, with the target and maximum annual cash bonus opportunities equal to 100% and 200%, respectively.  In the event of a change of control of the Corporation, the executive will be deemed to have earned the maximum annual bonus for each fiscal year during the remainder of the term of employment; provided that the Corporation’s obligation to pay such bonus will terminate immediately upon a termination of the employment by the Corporation for Cause (as defined in the EOEA).

In the event that the executive officer’s employment is terminated due to death or disability (as described in the EOEA), they will be entitled to: (x) any annual bonus earned for the fiscal year in which such termination occurs, prorated for the number of days employed during such fiscal year (the “Prorated Bonus”), and (y) up to 24 months of continued participation in the Corporation’s medical and dental insurance plans (the “Benefit Continuation”). If the Corporation terminates employment for any reason other than for Cause, including as a result of the Corporation’s non-renewal notice (and in any event, not due to his death or disability), then, in addition to the Prorated Bonus and the Benefit Continuation, the executive officer will be entitled to: (i) an amount equal to two times the sum of the base salary and the greater of the current year target bonus amount or the actual bonus amount paid for the full calendar year immediately preceding the calendar year in which such termination occurs; and (ii) immediate vesting in full to all outstanding equity awards (with any performance-based equity awards deemed earned at target performance). The severance benefits described above are subject to execution and non-revocation of a general release of claims, as well as compliance with the restrictive covenants set forth in the EOEA, including certain non-competition and non-solicitation restrictions during employment and for six (6) months thereafter and to certain obligations relating to non-disparagement, confidentiality and intellectual property for an indefinite period.

The Corporation also entered into an employment agreement with Mr. Goubert effective October 4, 2022 with an initial term of four (4) years, after which the term of employment will automatically renew for successive one (1) year periods, unless either the Corporation or Mr. Goubert provides notice of non-renewal to the other party at least 45 days prior to the expiration of the then-current term. Mr. Goubert also received a one-time signing bonus of $200,000. Mr. Goubert is entitled to receive an annual base salary of $750,000 per year and is eligible to earn an annual cash bonus based on achievement of target performance goals such as the Corporation’s sales and adjusted EBITDA targets established by the CN&CG Committee, with the target and maximum annual cash bonus opportunities equal to 100% and 200%, respectively.

Mr. Goubert is eligible to receive an annual stock award on each anniversary of the effective date during the term of employment. The number of shares covered by the annual stock award will equal the quotient of (i) 200% of the annualized base salary payable for the relevant calendar year, divided by (ii) the volume-weighted average price of the Corporation’s subordinate voting shares for the last 10 trading days immediately preceding the anniversary thereof, provided that the average price for the 2022 award shall not be less than $3.25 and the average price for the 2023 award will be based on the stock price used for the 2022 award. The maximum award each year cannot exceed $3,000,000. Notwithstanding the foregoing, in the event that the Corporation achieves the applicable annual performance metrics, the maximum award for annual calendar years beginning 2023 and continuing thereafter shall be adjusted so that depending upon the level of achievement of such performance metrics, the annual stock award may be increased up to a maximum total of 300% of the annualized base salary payable for the relevant calendar year (provided, however, the 2023 annual stock award is subject to the $3,000,000 cap described above). In addition, Mr. Goubert is eligible for supplemental stock awards based on 50% of annualized base salary, only to the extent Mr. Goubert exceeds the bonus percentage of 150%.

In the event that Mr. Goubert’s employment is terminated due to death or disability, Mr. Goubert would be entitled to: (i) all accrued but unpaid salary through the end of the term of employment; (ii) any unpaid or unreimbursed expenses in accordance with the Corporation’s policy; (iii) any accrued but unpaid benefits provided under the Corporation’s benefit plans, subject to and in accordance with the terms of those plans; and (iv) any earned but unpaid bonus for the year prior to the termination date; (v) a fully-vested grant of stock equal to the number of shares that would have been subject to any stock award relating to a prior calendar year that was not yet granted; and (vi) the full vesting of all equity or equity-based awards then outstanding. To the extent Mr. Goubert’s employment is terminated without cause, in addition to the foregoing, he would also be eligible for 12-month salary continuation and annual bonus and equity awards for the year in which termination occurs.

The Corporation had no consulting agreements with any of its directors or NEOs for the financial year ended December 31, 2022.

Mercer Park, L.P., an affiliate of Mr. Sandelman, entered into the Management Agreement to provide consulting and management advisory services to the Corporation at cost with no additional fees. There were no management fees in 2022 or Q1 2023 as all management fee services have been transferred to wholly-owned subsidiaries of the Corporation. The management fee is paid monthly and varied based on actual costs incurred by Mercer Park, L.P. when providing the Corporation administrative support, management services, office space and utilities. The Management Agreement is a month-to-month arrangement.

Compensation Governance

The Corporation has established the CN&CG Committee, the members of which are Charles Miles and Chris R. Burggraeve. The members of the CN&CG Committee are appointed annually by the Board, and each member of the CN&CG Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

To fulfil its role in overseeing the Corporation’s approach to compensation issues, the CN&CG Committee should:

(i)	review and approve corporate goals and objectives relevant to the compensation of the Corporation’s Chief Executive Officer;

(ii)	evaluate the performance of the Corporation’s Chief Executive Officer in light of those corporate goals and objectives, and make recommendations to the Board with respect to the compensation level of the Corporation’s Chief Executive Officer based on its evaluation;

(iii)	review the recommendations to the CN&CG Committee of the Corporation’s Chief Executive Officer respecting the appointment, compensation and other terms of employment of the Corporation’s Chief Financial Officer, all senior management reporting directly to the Corporation’s Chief Executive Officer and all other officers appointed by the Board and, if advisable, approve and recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)	administer and interpret the Corporation’s Award agreements and its policies respecting the grant of Awards or the sale of securities thereunder, and review and recommend for approval of the Board the grant of Awards thereunder and the terms thereof;

(v)	review the Corporation’s pension and retirement transactions, if any, in light of the overall compensation policies and objectives of the Corporation;

(vi)	review employment agreements, if any, between the Corporation and the Corporation’s Chief Executive Officer, and between the Corporation and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the CN&CG Committee and approval by the Board;

(vii)	review management’s policies and practices respecting the Corporation’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or transactions;

(viii)	recommend to the Board for its approval the terms upon which directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)	review on a periodic basis the terms of and experience with the Corporation’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before the Corporation publicly discloses such information;

(xi)	submit a report to the Board on human resources matters at least annually; and

(xii)	prepare an annual report for inclusion in the Corporation’s annual management information circular to shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the Corporation’s Chief Executive Officer.

Report of CN&CG Committee

Determination of Compensation of Executive Officers

The CN&CG Committee believes that the Corporation’s performance and future potential are directly related to the efforts, unique skills and experience of Jonathan Sandelman, the Corporation’s Executive Chair and David Goubert, the Corporation’s President and Chief Executive Officer. The CN&CG Committee believes it is essential to the continued success of the Corporation, both over the long and short-term, to retain and appropriately motivate valued executives and has designed their compensation packages accordingly.

As part of its mandate, the CN&CG Committee reviewed trends in executive compensation and oversaw compliance with applicable laws. The CN&CG Committee reviewed and approved the Chief Executive Officer’s annual corporate goals and individual objectives, assessed his performance in light of his goals and objectives, and recommended his compensation to the independent members of the Board for approval. It also reviewed and approved the compensation structure and evaluation process for other executive officers, assessed their performance and recommended their compensation to the Board for approval.

The CN&CG Committee also believes that it is essential to the continued success of the Corporation to retain and properly motivate the other executive officers of the Corporation: Brad Asher as Chief Financial Officer, Anya Varga as Chief People Officer and Jamie Mendola as Head of Strategy and M&A (Mr. Mendola transitioned to the role of Chief Business Development Officer / National Head of Wholesale and Purchasing / GM Western Region as of March 15, 2023).

The CN&CG Committee believes that such salaries are comparable to the annual base salaries paid to executives of similar abilities having similar duties in companies comparable in industry, size, complexity and revenues to the Corporation and, accordingly, will be sufficient to retain the Corporation’s executive officers over the short-term.

Compensation of the Chief Executive Officer

Mr. Goubert’s compensation is summarized in the Summary Compensation table set out above. Compensation matters relating to the Chief Executive Officer are approved by the Board on the recommendation of the CN&CG Committee.

Mr. Goubert’s base salary for fiscal 2022 was $750,000. This salary was set at a level necessary to enable the Corporation to retain an executive with the appropriate experience and qualifications to lead the Corporation.

Pension Plan Benefits

The NEOs participate in the Corporation’s 401(k) plan made available to its U.S. employees. The Corporation contributes a matching contribution to participants’ safe harbour matching contribution accounts in an amount equal to: (i) 100% of matched employee contributions that are not in excess of 1% of plan-eligible compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 1% of plan-eligible compensation but that do not exceed 6% of plan-eligible compensation, subject to the limits imposed by the U.S. Internal Revenue Service. Other than the 401(k) plan, the Corporation does not have any pension plans that provide for payments or benefits at, following or in connection with retirement or provide for retirement or deferred compensation plans for the NEOs or Corporation’s directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose certain information relating to its corporate governance practices, as set forth below.

Board

The Corporation currently has five (5) non-executive directors who the Corporation believes to be independent within the meaning of NI 58-101. The current five (5) independent directors of the Corporation are Charles Miles, Chris R. Burggraeve, Glenn Isaacson, William Pfeiffer and Joyce Johnson. Each of Jonathan Sandelman, who serves as Executive Chair, and Louis Karger, who was formerly a vendor of, and serves as director and the treasurer of Sira, one of the Corporation’s businesses, are not considered to be independent given their current or recent status as executive officers of the Corporation or former vendors of certain of the Corporation’s businesses.

Directorships

The following directors of the Corporation currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent) which are set out below:

Director	Reporting Issuer (Exchange)

Joyce Johnson	NewLake Capital Partners Inc. (OTCMKTS: NLCP)

Joyce Johnson	SportsTek Acquisition Corp. (NASDAQ: SPTK)

Orientation and Continuing Education

Following appointment, new directors of the Corporation are provided with an initial orientation regarding the nature and orientation of the Corporation’s business and the affairs of the Corporation and as to the role of the Board and its committees. As part of such orientation, new directors are provided with historic information, current strategic plans for the Corporation and information summarizing issues relating to the Corporation. New directors are also briefed by the Chief Executive Officer and/or the Chief Financial Officer of the Corporation and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Corporation will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board.

Although the Corporation has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Corporation’s management and auditors to keep themselves current with industry trends and developments with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. In addition, the Board and its committees receive periodic updates from management and external advisors, as applicable, as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Corporation.

Ethical Business Conduct

The Board has adopted an insider trading policy (the “Insider Trading Policy”) and a disclosure policy (the “Disclosure Policy”).

The Insider Trading Policy applies to all directors, managers, officers and employees of the Corporation and its subsidiaries, and other person engaged in business of professional activity with or on behalf of the Corporation and its subsidiaries (including consultants, independent contractors and advisors, and family members, spouses or dependent children of such individuals), and seeks to inform such individuals, and reinforce the Corporation’s prohibition against insider trading, tipping, speculating, short-selling, puts and calls. It also outlines restrictions on trading of the Corporation’s securities, including without limitation, during black-out periods to allow for appropriate dissemination of the Corporation’s financial statements, as well as reporting requirements for insiders.

The Disclosure Policy seeks to reinforce the Corporation’s commitment to compliance with the continuous disclosure obligations imposed by applicable Canadian securities law and regulations and the rules of the CSE, with an aim to seeking to ensure that all communications to the investing public about the business and affairs of the Corporation are informative, timely, factual and accurate, and consistent and disseminated in accordance with all applicable legal and regulatory requirements. It also seeks to promote effective communication with securityholders and encourage their participation at general meetings or during investor conference calls. The Disclosure Policy applies to all directors, managers, officers, employees, and contractors of, and consultants to, the Corporation or its subsidiaries, including of Mercer Park L.P., who have access to confidential corporate information of the Corporation, as well as those persons designated from time to time by the Chief Executive Officer to communicate on behalf of the Corporation.

The Board expects its directors, officers and employees to act ethically at all times. Each director of the Corporation must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. The Corporation’s CN&CG Committee is responsible for reviewing investigations and any resolutions of complaints received under any policies of the Corporation on conflicts of interest and ethics and report periodically to the Board thereon.

Further, the Corporation’s businesses are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Corporation’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. The Corporation, through its management and with the assistance of its various advisors, seeks to remain abreast of the evolving environmental rules, regulations and protocols applicable to the Corporation’s businesses in order to ensure that its internal practices and policies are following applicable standards.

Nomination of Directors

The CN&CG Committee’s role, in consultation with the Chairman of the Board and the Chief Executive Officer, is to recruit and identify individuals qualified to become new Board members and to recommend to the Board candidates for election as directors and candidates for appointment to Board committees, as set out in the CN&CG Committee’s mandate. The Chairman may also consult with the CN&CG Committee regarding candidates for nomination or appointment to the Board.

Diversity

Board

The Corporation recognizes the benefits that diversity brings to the Corporation. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting the Corporation. This belief in diversity is reflected in the Corporation’s diversity policy (the “Diversity Policy”). The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to, among other things, skills, regional and industry experience, professional expertise, personal skills, background, race, gender, status, age, education, nationality, culture, language and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the Diversity Policy are sufficiently represented on the Board is an important component of the selection process for new Board members.

One (1) of the six (6) proposed directors is female. The Corporation recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is representation of women on the Board. However, the Corporation has not and does not intend to establish a target or adopt specific policies regarding the number of women on the Board. The Corporation believes a target would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and backgrounds. The Corporation will, however, evaluate the appropriateness of adopting targets in the future. Selection of additional female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience, and the ultimate decision will be based on merit and the contribution the chosen candidate(s) will bring to the Board.

Management

The Corporation believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. The Corporation recognizes the value of ensuring that the Corporation has leaders who are women. The Corporation has and intends to work to develop its employees internally and provide them with opportunities to advance their careers. The Corporation has developed a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative is to ensure that there are highly qualified women within the Corporation available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Corporation weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

Anya Varga is currently the Chief People Officer of the Corporation. The Corporation does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Board Committees

The standing committees of Board are the Audit Committee, the CN&CG Committee and the Acquisition Committee.

The Audit Committee is authorized and empowered to provide assistance to the Board in fulfilling its responsibility to the AYR Shareholders, potential shareholders and the investment community, including without limitation, to recommend to the Board the appointment and compensation of the external auditors of the Corporation, to oversee the work and review the qualifications and independence of the external auditors of the Corporation, to review the financial statements of the Corporation and public disclosure documents containing financial information, to pre-approve all non-audit services to be provided by the external auditors of the Corporation and to establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters. The Audit Committee is currently comprised of Glenn Isaacson, Charles Miles, Chris R. Burggraeve and Joyce Johnson.

The disclosure required by Section 5.1 of National Instrument 52-110 – Audit Committees is included in the section titled “Audit Committee” of the 2023 AIF. The charter of the Corporation’s Audit Committee has been updated since the date of the 2023 AIF and is attached to this Circular as Schedule “A”.

The CN&CG Committee is authorized and empowered to exercise a wide range of roles in respect of compensation, nomination and corporate governance matters, and its primary mandate includes, without limitation, assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Corporation, reviewing the Chief Executive Officer’s recommendations respecting compensation of the other senior executives of the Corporation, recommending to the Board candidates for election as directors and candidates for appointment to Board committees and advising the Board on enhancing the Corporation’s corporate governance through a continuing assessment of the Corporation’s approach to corporate governance. The CN&CG Committee is currently comprised of Charles Miles and Glenn Isaacson.

The Acquisition Committee is authorized and empowered to manage and do all things in connection with smaller acquisitions, being acquisitions with an enterprise value less than the greater of 1% of the then market capitalization of AYR (taking into account all exchangeable shares then issued and all in-the-money warrants then issued) and $10 million (provided that no member of the Acquisition Committee has any material conflict of interest in connection therewith), including authorizing share or debt issuances and/or payment of cash as consideration for such acquisitions and approving the terms of acquisition-related agreements. The Acquisition Committee is currently comprised of Jonathan Sandelman and Charles Miles.

Assessments

Based upon the Corporation’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for accessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. Given that the Board and its committees meet on several occasions each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board and such director’s assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner for the foreseeable future.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries. See “Compensation Discussion and Analysis – Employment, Consulting and Management Agreements”.

Interests of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Corporation, or any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other as set forth herein.

Interests of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular, no director, proposed director nominee or officer of the Corporation, or any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any such person, has any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries other than as disclosed in this Circular or under “Related Party Transactions and Balances” in the 2022 Financial Statements.

Additional Information

The Corporation’s financial information as at and for the year ended December 31, 2022 is contained in the 2022 Financial Statements and the 2022 MD&A. Additional information about the Corporation, including the 2022 Financial Statements and the 2022 MD&A, is accessible on SEDAR at www.sedar.com under the Corporation’s profile or on the Corporation’s website at www.ayrwellness.com. AYR Shareholders may, upon request made via email at IR@ayrwellness.com, receive a copy of the 2022 Financial Statements and 2022 MD&A. AYR Shareholders may also obtain a hard copy of this Circular by following the instructions on the notice of availability of proxy materials sent to their attention.

Approval of Circular

The contents and sending of this Circular have been approved by the Board.

DATED at Miami, Florida on this 18th day of May, 2023.

AYR WELLNESS INC.

“Jonathan Sandelman”

Executive Chair

Schedule “A”

AUDIT COMMITTEE CHArter

(See attached)

A-1